DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

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75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

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HONG KONG

WRITER'S DIRECT
(212) 450-4560



File No. 82-4939

January 31, 2002



Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

SUPPL

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") an English translation of a significant event, dated January 25, 2002 furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at (212) 450-4560. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Very truly yours,

Lillian R. Saldanha
Legal Assistant

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

(Enclosure)
cc: Ana Lorente
Manuel Garciadiaz

In compliance with the provisions of article 82 of the Securities Market Law (*Ley del Mercado de Valores*), GRUPO FERROVIAL, S.A. hereby notifies the *Comisión Nacional del Mercado de Valores* of the following:

SIGNIFICANT EVENT

The Board of Directors of Grupo Ferrovial, S.A. today adopted the resolutions required for the appointment of Mr. Joaquín Ayuso García to the position of Managing Director in place of Mr. Santiago Bergareche Busquet. The change will take place as follows.

The Board will propose to the the Company's ordinary Shareholders' Meeting, scheduled for March, that Mr. Joaquín Ayuso be appointed as a director of Grupo Ferrovial. Once the Shareholders' Meeting has approved that appointment, the Board will designate him as Managing Director.

Joaquín Ayuso, a civil engineer, is currently Managing Director of Ferrovial Agroman, the company which heads the group's construction division.

Today the Board of Directors also adopted the following resolutions:

- Appointment of Mr. Santiago Bergareche Busquet as non-executive Vice Chairman of the Board of Directors of Grupo Ferrovial, S.A.

- Appointment of Mr. Joaquín Ayuso García as General Manager of Grupo Ferrovial until his appointment as Managing Director.

Mr. Santiago Bergareche, who was appointed Managing Director on 23 February 1999, is stepping down for personal reasons while maintaining his links with Grupo Ferrovial through the position of non-executive Vice Chairman of the Board of Directors.

Madrid, 25 January 2002

José María Pérez Tremps
Directory and Company Secretary - GRUPO FERROVIAL, S.A.